January 11, 2019

VIA EDGAR TRANSMISSION

Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	P.A.M. Transportation Services, Inc. Form 10-K for the Year Ended December 31, 2017 Form 10-Q for the Quarter Ended September 30, 2018 File No. 000-15057

Ladies and Gentlemen:

The following is the response of P.A.M. Transportation Services, Inc. (“P.A.M.” or the “Company”) to the comments contained in the letter from the Office of Transportation and Leisure (the “Staff”) to Mr. Allen W. West, dated December 17, 2018. For convenient reference, this response letter duplicates the text of the enumerated Staff comment, as well as the headings contained in the Staff’s letter.

Form 10-Q for the Quarter Ended September 30, 2018

Financial Statements

Notes to Condensed Consolidated Financial Statements (unaudited)

Note C: Revenue Recognition, page 10

1.	Please disclose the amount by which each financial statement line item is affected in the current reporting period by ASC 606 as compared with the guidance that was in effect before the change in accordance with ASC 606-10-65-1(i), including an explanation of the reasons for the significant changes identified.

Response:

The Company carefully evaluated the provisions of ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers, including subsequent amendments, well in advance of January 1, 2018, the date the Company adopted the new standards. This evaluation revealed that we believed the Company’s pre-adoption method of revenue recognition to be in compliance with all provisions of ASU 2014-09.

The Company determined that the new guidance in ASU 2014-09 would, however, require added disclosures, including the effect of adoption as required by ASC 606-10-65-1(i). The Company addressed this requirement in the referenced Form 10-Q for the quarter ended September 30, 2018 (the “Form 10-Q”), by disclosing in Note B, “Recent Accounting Pronouncements,” on page 10 that, “The adoption of this guidance on January 1, 2018 did not have a material impact on the Company’s financial condition, results of operations, cash flows or internal controls.” The Company further notes that no line items in its financial statements included in the Form 10-Q were affected by the adoption of ASC 606.

However, in light of the Staff’s comment, the Company will revise its future filings to further discuss and clarify the effect of its adoption of ASU 2014-09, including why the adoption of 2014-09 did not impact any line items in the Company’s financial statements as reported in such filings. The Company plans to include this disclosure in Note C, “Revenue Recognition,” to its future financial statements. A copy of the revised Note C is included as Exhibit A attached hereto.

2.	We note from disclosures provided elsewhere in your filing that your operations can generally be classified into truckload services or brokerage and logistics services. Truckload services include those transportation services for the pickup and delivery of freight, and brokerage and logistics services consist of transportation scheduling, routing, mode selection, transloading and other value added services related to the transportation of freight. Please revise your revenue footnote to disclose whether the services included in your contracts with customers represent one or more performance obligations. Additionally, we note revenue is generated and your customer receives benefit as the freight progresses toward delivery locations. In this regard, please explain why recognition of revenue at a point in time (i.e. upon completion of delivery to the receiver’s location) rather than over time is appropriate. As part of your response, please tell us your consideration of the guidance outlined in ASC 606-10-25-27 and ASC 606-10-55-5 and 6 in determining your accounting treatment.

With respect to your brokerage and logistics services, please tell us and revise your notes to disclose when performance obligation(s) are typically satisfied. If over time, please disclose the method(s) used to recognize revenue and an explanation of why the methods used provide a faithful depiction of the transfer of goods or services.

Response:

The Company respectfully submits that the existing disclosures contained in Note C, “Revenue Recognition,” on page 10 of the Form 10-Q were intended to disclose that the service provided by the Company under our contracts with customers represents a single performance obligation – the transportation of freight from the shipper’s pick-up location to the requested delivery location – and that the Company’s revenue is recognized over time rather than at a single point in time. Specifically, the Company notes the following disclosures on page 10:

“We are obligated to pick up from shippers, transport, and deliver the freight in good condition in a timely manner.”

and

“Revenue is recognized in full upon completion of delivery to the receiver’s location. For freight in transit at the end of a reporting period, the Company recognizes revenue on a pro rata basis that is based on relative transit time completed as a portion of the estimated total transit time.” (emphasis added)

The Company considered the relative guidance provided in ASC 606-10-25-27 and ASC 606-10-55-5 and 6 in its determination of whether our performance obligation to customers should be recognized over time or at a specific point in time. Since the benefit from the freight transportation service performed by the Company on behalf of its customers is simultaneously received and consumed by customers as the service is performed, the Company determined that the conditions described in ASC 606-10-25-27(a) and 606-10-55-5 are true. In addition, the Company considered that another entity would not need to substantially re-perform the work that the Company has completed to date if the other entity were to fulfill the remaining performance obligation to our customer, as described in ASC 606-10-55-6. Based on these considerations, the Company determined that the recognition of revenue over time (as the service is performed) to be the appropriate method of revenue recognition.

With respect to the Company’s brokerage and logistics services, the Company’s performance obligation for which it realizes and recognizes revenue is the same as its performance obligation under its truckload services operations. Specifically, the Company’s single performance obligation to our customers is to transport freight from a specified origin to a specified destination. The Company has the discretion to choose to self-transport or to arrange for alternate transportation to fulfill the performance obligation. Where the Company decides to self-transport the freight, the Company classifies the service as truckload services, and where the Company arranges for alternate transportation of the freight, the Company classifies the service as brokerage and logistics services. In either case, the Company is paid a rate to transport freight from its origin location to a specified destination. Therefore, the Company utilizes the same method to recognize revenue under its brokerage and logistics operations.

In light of the Staff’s comment, however, the Company will revise the disclosures in Note C of its future filings to more clearly and thoroughly (i) explain that the Company’s service under its customer contracts represents a single performance obligation, (ii) describe the nature of that obligation, (iii) discuss that revenue is recognized over time and not at a point in time, and (iv) explain that the performance obligation, customer base, and timing of revenue recognition are the same for both our truckload services operations and our brokerage and logistics services operations. A copy of the revised Note C is included as Exhibit A attached hereto.

Note F: Segment Information, page 13

3.	We note that you have two operating segments, Truckload Services and Brokerage and Logistics Services, and that you have determined that these two operating segments can be aggregated into a single reportable segment. Please compare and contrast your operating segments relative to the areas listed in ASC 280-10-50-11a through e. Regarding any differences among your operating segments, tell us why you determined that disaggregation was not warranted. As part of your response, please provide us with your historical and projected revenues, operating margin and measure of segment profitability.

Response:

The Company internally evaluates financial performance utilizing software that provides a very wide and flexible array of perspectives from which to examine results. These perspectives include various combinations of inputs, such as a combination of customer(s), asset ownership type(s), operational manager(s), market origin(s) and destinations(s), operational division(s), and freight patterns, among other things. These tools allow the internal tailoring of financial analysis to the particular audience that is being addressed, and refinement of financial results to manage the business at a micro- rather than macro-level. This wide array of financial reports is utilized by Company management to manage and direct the business activities throughout the organization. This system is capable of producing financial results down to our most granular level – a single “dispatch” or segment of a single customer order to move freight from an origin to destination.

While this level of granularity is regularly utilized, there also exists a standard reporting package that is provided to Company management as a starting point for benchmarking current performance against projections or historical periods.

One perspective management utilizes for examining the Company’s results is to classify the Company’s business into two service categories: truckload services operations (“Trucking”) and brokerage and logistics services operations (“Brokerage”). This designation is based primarily on the ownership of the asset that performed the freight transportation obligation. Trucking services are performed by Company divisions that generally utilize Company owned trucks, long-term contractors, or single-trip contractors to transport loads of freight for customers, while Brokerage services coordinate or facilitate the transport of loads of freight for customers and generally involve the utilization of single-trip contractors. The Company historically has reported revenue for each of these two operating segments in Note F, “Segment Information,” to its consolidated financial statements in the Company’s annual reports on Form 10-K and quarterly reports on Form 10-Q, and has discussed the financial results for each of these two operating segments in “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of such reports. The Company believes it is common in our industry to discuss operations in this manner.

While the above information is provided to help provide comparability to industry peers and enhance usefulness to readers, management concluded, after a thorough evaluation of the reporting requirements for segments, that the Trucking and Brokerage operating segments, and other possible segments, qualify for aggregation under the criteria provided in ASC 280-10-50-11a through e as discussed below:

a.	The nature of the products and services

The service provided by the Company is freight transportation, and thus all of our possible segments (including Trucking and Brokerage) perform the same service of transporting freight from origin to designation, which involves the same performance obligation.

b.	The nature of the production processes

The service provided by the Company all uses the same type of equipment, which is a Class 8 heavy tractor/trailer combination capable of transporting a combined laden weight (equipment and freight combined) of 80,000 pounds.

c.	The type or class of customer for their products and services

All possible segments (including Trucking and Brokerage) transport the same array of commodities, including automotive, retail, manufactured and general dry freight. Trucking and Brokerage share many of the same customers, and often share in the performance of the transportation obligation for a particular customer order.

d.	The methods used to distribute their products or provide their services

Equipment utilized to perform the transportation obligation is all Class 8 heavy tractor/trailer combinations.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities

The service provided by the Company, and any subset of our operations, is primarily regulated by the Federal Motor Carrier Safety Administration, among other departments of the Department of Transportation.

Similar Economic Characteristics – For the qualitative and quantitative reasons below, the Company concluded that Trucking and Brokerage have similar economic characteristics. They compete in the same economic environment and are affected in similar ways by changes in this environment for both revenue and expenses. Further evidence of the similarity in economic conditions is noted in the very similar operating margins of the segments (see Exhibit B attached hereto). The Company expects the trend of similar long-term economic characteristics to continue into the future. We have provided the detail for these conclusions below.

Qualitative Considerations – Both Trucking and Brokerage:

1)	Receive revenue for performing the same service – the movement of freight for customers from one point to another.
2)	Compete for revenue from customers in the same market – truckload freight.
3)	Compete against the same competition – truckload carriers and logistics providers.
4)	Are regulated by the same government agencies.
5)	Receive payment in US dollars for all services performed.
6)	Are affected in similar ways by changes in the economic environment in which they compete. (For example, if the cost of diesel fuel increases, the costs for all operating segments increase with substantially the same operating ratio effect.)

Quantitative Characteristics

The Company considers the similarity of operating ratios and operating margins in reaching its conclusion that economic characteristics of the two operating segments are similar. Exhibit B presents short- and long-term average historical revenues, operating ratios and operating margins for Trucking and Brokerage. The “short-term” period represents January 1, 2017 through September 30, 2018, while the “long-term” period represents January 1, 2012 through September 30, 2018. The beginning of the long-term period was chosen based on 2012 being the first “normalized” economic period for the Company following the last economic recession. This comparison illustrates that the financial performance of the two operations is very similar, with the short-term operating ratios being within 1.0% and the long-term ratios being within 2.4% of each other, respectively. The Company expects that its future average operating ratios and margins for the two segments will continue to be consistent with these historical results.

Conclusion

We believe that based on the above consideration of segment identification, aggregation criteria, and qualitative and quantitative economic characteristics, our conclusion to aggregate the Company’s Trucking and Brokerage operating segments into one reporting segment is appropriate and in conformance with relative guidance.

4.	Please revise your notes to the financial statements to comply with the disclosure required by ASC 280-10-50-21a. Additionally, please provide the entity-wide information required by ASC 280-10-50-38 to 42 or tell us why you believe the disclosure are not required. In this regard, we note that you derive revenues from Mexico, Canada and the United States.

Response:

After a review of relative guidance provided in ASC 280-10-50-21a and 280-10-50-38 to 42, the Company believes that disclosures provided in the Company’s Form 10-K for the year ended December 31, 2017 address these requirements. Specifically, the Company notes that “Item 1. Business” of the Form 10-K discusses concentrations of revenue from major customers and geographically from Mexico and the United States. Risks related to customer concentrations and regulatory and other risks related to doing business in the United States and in Mexico are also addressed in “Item 1A. Risk Factors” of the Form 10-K. While the Company does earn a small portion of its revenue in Canada, the Company has concluded that the amount is too small to be deemed material and therefore does not warrant disclosure in our financial releases or reports.

Notwithstanding these disclosures, however, the Company acknowledges the Staff’s comment and will include the disclosures required by ASC 280-10-50-21a and 280-10-50-38 to 42 in the notes to the Company’s financial statements in its future Form 10-K filings in addition to the existing disclosures outlined above.

If you have any questions or require further information, please do not hesitate to contact me at (479) 361-5409.

Sincerely,

/s/ Allen W. West

Allen W. West

Chief Financial Officer

cc:	Via E-mail Courtney C. Crouch, III, Esq. Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. Bradley V. Stoots, Partner Grant Thornton

Exhibit A

PAM Transportation Services, Inc.

Notes to Condensed Consolidated Financial Statements

As of September 30, 2018

NOTE C: REVENUE RECOGNITION

On January 1, 2018, the Company adopted ASU 2014-09 using the modified retrospective method applied to those contracts that were not completed as of the adoption date. Based on the five-step analysis provided in the guidance, the Company determined that its timing and method of recognizing revenue in prior periods was consistent with the guidance, and therefore, no change in the Company’s revenue recognition method or adjustments to the Company’s retained earnings or other financial statement line items as of January 1, 2018 were required. Thus, the adoption of ASU 2014-09 did not have a material impact on the Condensed Consolidated Financial Statements as of the adoption date or for the nine months ended September 30, 2018.

The Company has a single performance obligation, to transport our customer’s freight from a specified origin to a specified destination. The Company has the discretion to choose to self-transport or to arrange for alternate transportation to fulfill the performance obligation. Where the Company decides to self-transport the freight, the Company classifies the service as truckload services, and where the Company arranges for alternate transportation of the freight, the Company classifies the service as brokerage and logistics services. In either case, the Company is paid a rate to transport freight from its origin location to a specified destination. Because the primary factors influencing revenue recognition, including performance obligation, customer base, and timing of revenue recognition, are the same for both of its service categories, the Company utilizes the same revenue recognition method throughout its operations.

Company revenue is generated from freight transportation services performed utilizing heavy tractor trailer combinations. While various ownership arrangements may exist for the equipment utilized to perform these services, including Company owned or leased, owner-operator owned, and third party carriers, revenue is generated from the same base of customers. Contracts with these customers establish rates for services performed, which are predominantly rates that will be paid to pick up, transport and drop off freight at various locations. In addition to transportation, revenue is also awarded for various accessorial services performed in conjunction with the base transportation service. The Company also has other revenue categories that are not discussed in this note or broken out in our Statements of Operations due to their non-material amounts.

~~We are obligated to pick up from shippers, transport, and deliver the freight in good condition in a timely manner.~~ In fulfilling the Company’s obligation to transport freight from a specified origin to a specified destination,~~. Control~~ control of freight is transferred to us at the point it has been loaded into ~~our~~ the driver’s trailer, the doors are sealed and ~~we have~~the driver has signed a bill of lading, which is the basic transportation agreement that establishes the nature, quantity and condition of the freight loaded, responsibility for invoice payment ~~of our invoice~~, and pickup and delivery locations. Our revenue is generated, and our customer receives benefit, as the freight progresses towards delivery locations. In the event our customer cancels the shipment at some point prior to the final delivery location and re-consigns the shipment to an alternate delivery location, we are entitled to receive payment for services performed for the partial shipment. Shipments are generally conducted over a relatively short time span, generally one to three days; however, freight is sometimes stored temporarily in our trailer at one of our drop yard locations or at a location designated by a customer. Our revenue is categorized as either Freight Revenue or Fuel Surcharge Revenue, and both are earned by performing the same freight transportation services, discussed further below.

Freight Revenue – revenue generated by the performance of the freight transportation service, including any accessorial service, provided to customers.

Fuel Surcharge Revenue – revenue designed to adjust freight revenue rates to an agreed upon base cost for diesel fuel. Diesel fuel prices can fluctuate widely during the term of a contract with a customer. At the point that freight revenue rates are negotiated with customers, a sliding scale is agreed upon that approximately adjusts diesel fuel costs to an agreed upon base amount. In general, as fuel prices increase, revenue from fuel surcharge increases, so that diesel fuel cost is adjusted to the approximate base amount agreed upon.

Revenue is recognized over time as the freight progresses towards its destination and the transportation service obligation is fulfilled. For loads picked up during the reporting period, but delivered in a subsequent reporting period, revenue is allocated to each period based on the transit time in each period as a percentage of total transit time. ~~in full upon completion of delivery to the receiver’s location. For freight in transit at the end of a reporting period, the Company recognizes revenue on a pro rata basis that is based on relative transit time completed as a portion of the estimated total transit time. Expenses are recognized as incurred.~~ There are no assets or liabilities recorded in conjunction with revenue recognized, other than Accounts Receivable and Allowance for doubtful accounts.

Exhibit B

PAM Transportation Services, Inc.

Historical Financial Information – Trucking and Brokerage

For the respective periods ended September 30, 2018

Trucking
Period	Revenue	Expense	Operating Ratio	Operating Margin
	(in thousands)	(in thousands)
January 1, 2017 – September 30, 2018 (Short-term)	$584,923	$550,960	94.2%	5.8%
January 1, 2012 – September 30, 2018 (Long-term)	2,090,710	1,967,343	94.1%	5.9%

Brokerage
Period	Revenue	Expense	Operating Ratio	Operating Margin
	(in thousands)	(in thousands)
January 1, 2017 – September 30, 2018 (Short-term)	$117,845	$112,200	95.2%	4.8%
January 1, 2012 – September 30, 2018 (Long-term)	277,595	267,777	96.5%	3.5%